Exhibit (a)(xi)

Amendment No. 1

to

Offer to Purchase for Cash

By
NEW YORK REIT, INC.
Up to 23,255,814 Shares of its Common Stock
at a Purchase Price of $10.75 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 12:00 MIDNIGHT, EASTERN TIME, ON MAY 12, 2014, UNLESS THE OFFER IS
EXTENDED OR WITHDRAWN

Reference is made to that certain Offer to Purchase, dated April 15, 2014 (the “Offer to Purchase”), pursuant to which New York REIT, Inc., a Maryland corporation that qualifies as a real estate investment trust for U.S. federal income tax purposes (the “Company”), invited its stockholders to tender up to 23,255,814 shares of our common stock, par value $0.01 per share (the “Shares”), for purchase by the Company at a price of $10.75 per Share, net to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase and in the related letter of transmittal. The Company amends the Offer to Purchase as follows:

1.	The second sentence of the third full paragraph on page ii of the Offer to Purchase is deleted in its entirety.
2.	The last sentence of the last paragraph under the heading “How will we pay for the Shares?” on page 4 (carrying over to page 5) of the Offer to Purchase is deleted in its entirety.
3.	The first bullet under the heading “What are the most significant conditions to the Offer?” on page 5 of the Offer to Purchase is deleted in its entirety.
4.	The second bullet under the heading “Forward-Looking Statements” on page 7 of the Offer to Purchase is deleted in its entirety.
5.	The penultimate paragraph on page 9 of the Offer to Purchase is amended and restated as follows:

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, BUT IS, HOWEVER, SUBJECT TO A NUMBER OF OTHER TERMS AND CONDITIONS. SEE SECTION 7.

6.	The penultimate paragraph on page 11 of the Offer to Purchase is amended and restated as follows:

The Offer is not conditioned on any minimum number of Shares being tendered, but is, however, subject to certain other conditions set forth in Section 7.

7.	The first paragraph under the heading “5. Purchase of Shares and Payment of Purchase Price” on page 18 of the Offer to Purchase is amended and restated as follows:

On the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we will accept for payment and pay for (and thereby purchase) up to 23,255,814 Shares (or such greater amount as we may elect to purchase, subject to applicable law) properly tendered at the Purchase Price and not properly withdrawn, with appropriate adjustments to avoid the purchase of fractional Shares.

8.	The first bullet under the heading “7. Conditions of the Offer” on page 21 of the Offer to Purchase is deleted.
9.	The fourth sentence of the first paragraph under the heading “9. Source and Amounts of Funds” on page 25 of the Offer to Purchase is deleted in its entirety.

10.	The third paragraph on page 28 of the Offer to Purchase is amended and restated as follows:

Restricted Share Plan. The Company has an employee and director incentive restricted share plan (the “RSP”), which provides the Company with the ability to grant awards of restricted shares to the directors, officers and employees of the Company (if we ever have employees), our Advisor, any affiliate of the Company, and certain consultants to the Company, our Advisor or any affiliate of the Company. The total number of common shares granted under the RSP may not exceed 10% of the Company’s shares of common stock on a fully diluted basis at any time.